EXHIBIT A

TWO ROADS SHARED TRUST

CLASS A

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: April 20, 2015

Fund Name	Distribution Fee Rate	Shareholder Servicing Fee Rate
Modern Technology Fund	0.25%	0.00%
LJM Preservation and Growth Fund	0.25%	0.00%
Anfield Universal Fixed Income Fund	0.25%	0.00%
Superfund Managed Futures Strategy Fund	0.25%	0.00%
West Shore Real Return Income Fund	0.25%	0.15%
Larkin Point Equity Preservation Fund	0.25%	0.00%
Conductor Global Fund	0.25%	0.00%
Breithorn Long/Short Fund	0.25%	0.00%
Fortunatus Protactical New Opportunity Fund	0.25%	0.00%
Affinity Small Cap Fund	0.25%	0.00%
Hanlon Managed Income Fund	0.25%	0.00%
Hanlon Tactical Dividend Momentum Fund	0.25%	0.00%